SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Director/PDMR Shareholding
                                --------------------------

AMVESCAP PLC
IMMEDIATE RELEASE 14 SEPTEMBER 2006
ANGELA TULLY  TEL: 020 7065 3652


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

  1.         Name of company

             AMVESCAP PLC

  2.         Name of shareholder having a major interest

             ROBERT GRAHAM

  3. Please state whether notification indicates that it is in respect of holding of the share- holder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

             NOTIFICATION IS IN RESPECT OF THE PERSON NAMED IN 2 ABOVE

  4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

             -

  5. Number of shares/amount of stock acquired

             -

  6. Percentage of issued class

             -

  7. Number of shares/amount of stock disposed

             265,000

  8. Percentage of issued class

             0.03%

  9.         Class of security

                           ORDINARY SHARES OF US$0.10


  10.        Date of transaction

             13 SEPTEMBER 2006

  11.        Date company informed

             13 SEPTEMBER 2006

  12. Total holding following this notification

             24,711,225

  13. Total percentage holding of issued class following this notification

                 2.989%

  14.        Any additional information

                      -

  15. Name of contact and telephone number for queries

             ANGELA TULLY TEL: 020 7065 3652

  16. Name and signature of authorised company official responsible for making this notification

             Angela Tully
             AMVESCAP PLC
             ASSISTANT COMPANY SECRETARY

             Date of notification

             14 SEPTEMBER 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  14 September, 2006                   By   /s/  Angela Tully
      ------------------                   --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary